Exhibit 99.1

News release via CNW Telbec, Montreal 514-878-2520

           Attention Business/Financial Editors:
           Neptune Technologies receives approval for NASDAQ listing

           Company on Track to Achieve Goals Consistent with Business Plan

           LAVAL, QC, Aug. 9 /CNW Telbec/ - Neptune Technologies & Bioressources
Inc. (NASDAQ.NEPT - TSX.V.NTB) announced today that its common shares have been approved for listing on The NASDAQ Capital Market under the symbol NEPT and will begin trading on August 13, 2007. Neptune Technologies &
Bioressources extracts, scientifically validates, and markets natural health products extracted from marine biomasses, and currently provides the world's only FDA-approved oil from krill, its NKO.
           "We're extremely gratified to have reached this major milestone," stated
Mr.Andre Godin, Neptune Vice-President, Administration and Finance. "As
identified in our business plan and consistently communicated by management, we have intended to obtain a listing for Neptune Technologies securities on a stock exchange in the United States. Following a comprehensive evaluation of the U.S. exchanges, we determined that the NASDAQ Capital Market was the best fit for Neptune Technologies," Mr. Godin continued. "We believe this accomplishment demonstrates our commitment to meeting our goals, as set forth in our comprehensive business plan," concluded Mr. Godin.
           The NASDAQ Capital Market is the largest U.S. equities exchange, with approximately 3,200 member-companies. Nasdaq-listed companies are leaders across all areas of business including technology, retail, communications, financial services, transportation, media, and biotechnology.
           "Being listed on the NASDAQ Capital Market will give Neptune greater exposure and should increase liquidity for its shareholders" stated Mr. Xavier
Harland, Neptune Director, Finance.
           "The Listing procedure was a rigorous process, specifically the exhaustive due diligence conducted by NASDAQ. Neptune has met and will remain subject to all the NASDAQ listing requirements," added Mr. Godin.

           About Neptune Technologies & Bioressources, Inc.

           Neptune Technologies & Bioressources Inc. develops proprietary and potent health ingredients from underexploited marine biomasses, such as krill, with its patented extraction process (Neptune OceanExtract(TM)). Using its proprietary process, Neptune Technologies & Bioressources Inc. is strategically positioning itself in the health and wellness market.
           Natural biomass extraction is now playing an important role in developing nutrigenomics, the next wave in nutritional research. Through strategic alliances and partnerships, as well as through clinical studies, the Company continues to demonstrate the immense beneficial effects of these products. The
Company develops and markets new formulas and new products for specific applications in high growth markets such as the nutraceutical, cosmeceutical, biopharmaceutical and nutrigenomics markets.

           TSX venture exchange does not accept responsibility for the adequacy or accuracy of this press release.

           Statements in this press release that are not statements of historical or current fact constitute "forward-looking statements" within the meaning of the
Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties, and other unknown factors that could cause the actual results of the Company to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. In addition to statements which explicitly describe such risks and uncertainties, readers are urged to consider statements labeled with the terms "believes," "belief," "expects,"
"intends," "anticipates," "will," or "plans" to be uncertain and forward-looking. The forward-looking statements contained herein are also subject generally to other risks and uncertainties that are described from time to time in the Company's reports filed with the Securities and Exchange
Commission.
           %SEDAR: 00015144E          %CIK: 0001401395

           /For further information: US Contact: John Tsemberides, ROI Group LLC,
(212) 495-0743, john(at)roiny.com; Company Contact: Andre Godin, V-P,
Administration and Finance, Neptune Technologies & Bioressources, Inc.,
agodin(at)neptunebiotech.com, www.neptunebiotech.com; Canada Contact: Grant
Howard, The Howard Group Inc., (888) 221-0915, info(at)howardgroupinc.com/
           (NTB.)

CO:  NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.

CNW 13:12e 09-AUG-07